CONSENT OF WILLIAM LYTLE

The undersigned hereby consents to the references to, and the information derived from the report titled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp. for the year ended December 31, 2018, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710 and No. 333-226063) of B2Gold Corp.

/s/ William Lytle
William Lytle
March 20, 2019